EXHIBIT 99.1

Antalpha Reports Second Quarter 2025 Financial Results

SINGAPORE, Aug. 12, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company"), a leading institutional digital asset financing platform, today announced its unaudited financial results for the second quarter and six months ended June 30, 2025.

“Q2 marks another strong quarter that exceeded our growth expectations. Antalpha delivered record revenue, expanded profitability and continued diversifying our loan portfolio and product offerings. Q2 revenue growth accelerated to 49% on a year-over-year basis and, based on our current outlook, we expect to further increase year-over-year revenue growth rate in Q3. We have built a flywheel for expanding our loan book, revenue growth and profit expansion by prioritizing risk management, valuing our customers and being innovative in new product offerings,” said Paul Liang, chief financial officer of Antalpha. “In Q2, we have also taken solid steps to advance our U.S. expansion by bringing on key leadership and build a more resilient treasury strategy with Tether Gold. We are excited about the growth opportunities ahead.”

Second Quarter 2025 Financial Highlights

	Three Months Ended June 30,
(US dollars in millions, unaudited)	2024	2025	YOY
Total Revenue	$11.42	$17.01	49%
Net income	$1.15	$0.67	(41)%
Net Income (non-GAAP)*	$1.15	$3.27	184%
Adjusted EBITDA (non-GAAP)*	$1.54	$3.80	147%
Adjusted EBITDA Margin (non-GAAP)*	13%	22%	900 bps

	As of June 30,
(US dollars in millions, unaudited)	2024	2025	YOY
Supply Chain TVL	$407	$714	75%
Margin Loan TVL**	$893	$1,335	50%
Total Value Loan (TVL) Facilitated	$1,300	$2,049	58%

* Please see “Non-GAAP Measures” and “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” for further information on non-GAAP numbers.
** Margin loans are facilitated by the Company as an agent; thus, their balances are not recorded on the Company’s Condensed Combined and Consolidated Balance Sheets.

Business and Strategic Highlights

  TVL reached a record high of $2.05 billion, reflecting 58% year-over-year growth;
  Hashrate loans financed 75.6 EH of hashrate capacity, representing approximately 8.8% of global hashrate at quarter end, as compared to approximately 3.7% a year ago;
  Test piloted Ethereum margin loans totaling $53 million in TVL;
  Acquired $20 million in XAUt (Tether Gold) as a test pilot for a digital-gold treasury strategy; and
  Hired new Chief Operating Officer Derar Islim to lead global expansion and scale operations.

Second Quarter 2025 Financial Results

  Revenue of $17.0 million grew 49% year-over-year;
  Tech financing fees (on supply chain loans) were US$12.9 million, increasing 39% year-over-year;
  Tech platform fees (on margin loans) were US$4.1 million, increasing 91% year-over-year;
  Net interest margin (“NIM”) for both machine loans and hashrate loans expanded year-over-year, with machine loans up 47 bps and hashrate loans up 24 bps;
  Funding cost declined to 5.2%, compared to 5.4% in the second quarter 2024;
  NIM on supply chain loans was down 60 bps year-over-year, due to the increased proportion of hashrate loans, which reached 76% of supply chain loans;
  NIM on margin loans rose to 1.3%, an improvement from 1.2% in the prior quarter.
  Operating expenses were $17.5 million, up 70% year-over-year. Excluding funding cost and stock based compensation, operating expenses were $6.2 million, up 40% year-over-year. Funding cost and stock based compensation in the second quarter of 2025 were $8.7 million and $2.6 million, respectively.
  Non-GAAP net income was $3.3 million, compared to $1.1 million in the prior year period; and
  Adjusted EBITDA was $3.8 million, up 147% year-over-year, with adjusted EBITDA margin expanding to 22% from 13% a year ago.

Outlook
Assuming stable market conditions and solid demand for crypto-collateralized financing, Antalpha expects third quarter 2025 revenue to range between $21 million and $22 million, reflecting 62% - 69% year-over-year growth. Third quarter 2025 adjusted EBITDA (non-GAAP) is expected to be in the range of 20% - 24%.

The above forecast reflects Antalpha’s current and preliminary view, which is subject to substantial uncertainties. The Company does not undertake any obligation to update any forward-looking statements, except as required by law.

Conference Call Information
Antalpha’s management will host a conference call today, August 12, 2025, at 5:00 p.m. Eastern Time to discuss the Company’s financial results.

To attend, please register in advance at:
https://register-conf.media-server.com/register/BI4024476783524280b61190106fddc957

Upon registration, you will receive the dial-in number, passcode, and your unique access PIN, as well as an email with a calendar invite.

A live webcast can be assessed at https://edge.media-server.com/mmc/p/qci67g8u. A replay of the call will also be available on the Company’s investor relations website at https://ir.antalpha.com.

Non-GAAP Measures
In addition to financial measures presented under generally accepted accounting principles in the United States, or GAAP, Antalpha evaluates non-GAAP financial measures such as non-GAAP operating income, non-GAAP net income, adjusted EBITDA and adjusted EBITDA margin.

The Company believes these adjustments eliminate the effects of certain non-cash and/or non-recurring items that the Company believes complements management’s understanding of its ongoing operational results. However, non-GAAP measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in its industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of its non-GAAP financial measures as tools for comparison. Antalpha will continually evaluate the usefulness of such metrics. The Company believes that non-GAAP measures may be helpful to investors, because they provide consistency and comparability with past financial performance and with how management views its financial performance.

Non-GAAP operating income represents operating income before share-based compensation expenses.

Non-GAAP net income represents net income before share-based compensation expenses.

Adjusted EBITDA (non-GAAP) represents net income before interest (if non-operating), taxes, depreciation and amortization, and share-based compensation expenses. The Company’s funding cost is an operating item and a significant component of its business. As such, it is not excluded from adjusted EBITDA (non-GAAP). Adjusted EBITDA Margin represents the ratio between adjusted EBITDA and revenue.

For more information on non-GAAP financial measures, please see “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. The Company offers Bitcoin mining supply chain loans and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Antalpha Platform Holding Company
Condensed Combined and Consolidated Statements of Income
(in USD, except for shares data, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
Revenue
Technology financing fee	9,293,205	12,945,038	18,028,326	23,025,411
Technology platform fee	2,123,594	4,064,717	3,034,999	7,580,831
Total revenue	11,416,799	17,009,755	21,063,325	30,606,242
Operating expenses
Funding cost	5,877,833	8,691,218	11,461,818	15,257,264
Technology and development	1,180,447	1,356,386	2,378,826	2,641,746
Sales and marketing	955,462	1,282,575	1,827,575	2,255,391
General and administrative	2,050,592	5,710,860	3,733,074	8,856,502
Other cost	237,414	434,402	474,828	883,312
Total operating expenses	10,301,748	17,475,441	19,876,121	29,894,215
Operating income/(loss)	1,115,051	(465,686)	1,187,204	712,027
Non-operating income, net(i)	235,617	1,401,587	522,917	2,107,875
Income before income tax	1,350,668	935,901	1,710,121	2,819,902
Income tax expense	201,268	261,350	282,325	689,498
Net income	1,149,400	674,551	1,427,796	2,130,404
Comprehensive income	1,149,400	674,551	1,427,796	2,130,404
Weighted average number of ordinary shares
Basic*	19,250,000	21,585,385	19,250,000	20,424,144
Diluted*	19,250,000	24,209,464	19,250,000	23,025,651
Earnings per share
Basic*	0.06	0.03	0.07	0.10
Diluted*	0.06	0.03	0.07	0.09

*Giving retroactive effect to the reverse stock split effected on April 18, 2025.
(i) Non-operating income, net includes other income and fair value change on crypto assets and liabilities.

Antalpha Platform Holding Company
Condensed Combined and Consolidated Balance Sheets
(in USD, unaudited)

	As of December 31,	As of June 30,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	5,926,655	34,549,974
Crypto assets held (including USDC)	60,952,988	36,116,987
Accounts receivable	4,091,740	6,786,566
Amounts due from related parties	2,123,933	4,168,029
Loan receivables, current	300,701,527	602,159,909
Prepaid expenses and other current assets	4,265,800	4,660,742
Crypto assets collateral receivable from related party, current	665,966,988	1,088,014,607
Total current assets	1,044,029,631	1,776,456,814
Non-current assets:
Deferred tax assets	1,218,845	559,403
Loan receivables, non-current	128,166,851	111,375,847
Crypto assets collateral receivable from related party, non-current	71,040,098	57,343,125
Investment	5,814,162	5,814,162
Other non-current assets(i)	4,372,642	1,906,050
Total non-current assets	210,612,598	176,998,587
Total assets	1,254,642,229	1,953,455,401
Liabilities and shareholders’ equity
Current liabilities:
Amounts due to related parties	7,820,838	3,845,728
Accrued expenses and other current liabilities(ii)	9,074,568	6,454,060
Loan payables due to related party, current	279,445,336	578,090,914
Crypto assets collateral payable to customers, current	693,852,753	1,103,697,014
Total current liabilities	990,193,495	1,692,087,716
Non-current liabilities:
Loan payables due to related party, non-current	128,166,851	121,379,447
Crypto assets collateral payable to customers, non-current	88,943,818	37,535,011
Operating lease liabilities, non-current	953,821	1,005,931
Total non-current liabilities	218,064,490	159,920,389
Total liabilities	1,208,257,985	1,852,008,105
Total shareholders’ equity	46,384,244	101,447,296
Total liabilities and shareholders’ equity	1,254,642,229	1,953,455,401

(i) Other non-current assets include deferred offering costs, property and equipment and right-of-use assets.
(ii) Accrued expenses and other current liabilities include accrued liabilities, other payables and the current portion of lease liabilities.

Reconciliations of Non-GAAP Financial Measures
to the Nearest Comparable GAAP measures
(in USD, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
Operating income/(loss)	1,115,051	(465,686)	1,187,204	712,027
Add: Share-based compensation	—	2,591,244	—	2,955,328
Operating income (non-GAAP)	1,115,051	2,125,558	1,187,204	3,667,355

Net income	1,149,400	674,551	1,427,796	2,130,404
Add: Share-based compensation	—	2,591,244	—	2,955,328
Net income (non-GAAP)	1,149,400	3,265,795	1,427,796	5,085,732
Add: Income tax expense	201,268	261,350	282,325	689,498
Add: depreciation and amortization expense	187,791	274,681	334,769	516,827
Adjusted EBITDA (non-GAAP)	1,538,459	3,801,826	2,044,890	6,292,057
Adjusted EBITDA margin (non-GAAP)	13%	22%	10%	21%